July 20, 2018

Dairen Lin
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033
China

       Re: China Life Insurance Company Limited
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 25, 2018
           File No. 001-31914

Dear Mr. Lin:

       We have reviewed your June 22, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 11, 2018 letter.

Form 20-F for the Fiscal Year Ended December 31, 2017

Item 5. Operating and Financial Review and Prospects
Factors Affecting Our Results of Operations
Investments, page 91

1. We acknowledge your response to prior comment 1. Please represent to us that in future filings on Form 20-F you will specifically disclose:
        The impact of interest rate changes on gross unrealized losses when it is a significant component of the movement of those unrealized losses compared to the prior year; and
 Dairen Lin
FirstName LastNameDairen LinLimited
China Life Insurance Company
Comapany NameChina Life Insurance Company Limited
July 20, 2018
July 20, 2018 Page 2
Page 2
FirstName LastName
             The amount of any material impairment losses to explain the difference identified in your response to the second bullet of prior comment 1.
B. Liquidity and Capital Resources
Contractual Obligations and Commitments, page 124

2. We acknowledge your response to prior comment 2 and believe it is clear from Section
         III.D. of Release No. 33-8182 adopting the tabular disclosure of contractual obligations that the table itself is required to depict "the amounts of payments due under specified contractual obligations." As a result, please represent to us that in future filings on Form
         20-F you will present only the estimated amount of payments to be made under your insurance contract and investment contract obligations in your contractual obligations table. In addition, as previously requested, tell us the amount of receipts netted in each column of your contractual obligations table at December 31, 2017 for both insurance contracts and investment contracts.
Notes to the Consolidated Financial Statements
Note 4: Risk Management
Note 4.3: Fair Value Hierarchy, page F-48

3. We acknowledge your statement in the second paragraph of your response to the first bullet of prior comment 3 that the breakdown of investments provided in Note 9.5 and 9.6 complies with the class requirements in paragraph 94a of IFRS 13. As a result, please represent to us that in future filings on Form 20-F you will provide the fair value hierarchy disclosure by those classes as stipulated in paragraph 93b of IFRS 13.
4. Although you indicate in your response to the second bullet of prior comment 3 that you disclose the fair value hierarchy information for held to maturity investments in footnote (ii) to the table on page F-70, this information is disclosed at the aggregate level.
         Please represent to us that in future filings on Form 20-F you will disaggregate your disclosure by class similar to that in Note 9.5 and 9.6 as required by paragraph 93b of
         IFRS 13.
5. We acknowledge your response to the final bullet of prior comment 3. Although your
         Level 3 investments may represent only about 5% of total assets at December 31, 2017 they represent 15.87% of assets measured at fair value on a recurring basis as disclosed on page F-48. Given their significance to assets measured at fair value, please provide us propose revised disclosure to be used in future Forms 20-F that provides the quantitative information about the significant unobservable inputs used in measuring your Level 3 investments as stipulated in paragraph 93d of IFRS 13.
 Dairen Lin
China Life Insurance Company Limited
July 20, 2018
Page 3



        You may contact Mark Brunhofer at (202) 551-3638 or Keira Nakada at
(202) 551-
3659 if you have any questions.

FirstName LastNameDairen Lin
Comapany NameChina Life Insurance Company Limited
                                                        Division of Corporation
Finance
July 20, 2018 Page 3                                    Office of Healthcare &
Insurance
FirstName LastName